# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cineverse Corp., CIK 0001173204
CUSIP: 172406308
Title of class of securities: Class A Common Stock, $0.001 par value per share ("Common Stock")
Address of issuer's principal executive offices: 224 W. 35TH ST., SUITE 500, #947, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001276470

## Reporting persons
- Corsair Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 941,121; sole dispositive power 0; shared dispositive power 941,121; aggregate amount beneficially owned 941,121 (4.4% of the class)
- Corsair Capital Partners 100, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 138,697; sole dispositive power 0; shared dispositive power 138,697; aggregate amount beneficially owned 138,697 (0.7% of the class)
- Corsair Capital Investors, Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 39,832; sole dispositive power 0; shared dispositive power 39,832; aggregate amount beneficially owned 39,832 (0.2% of the class)
- CORSAIR CAPITAL MANAGEMENT, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,119,650; sole dispositive power 0; shared dispositive power 1,119,650; aggregate amount beneficially owned 1,119,650 (5.3% of the class)
- Petschek Jay: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,119,650; sole dispositive power 0; shared dispositive power 1,119,650; aggregate amount beneficially owned 1,119,650 (5.3% of the class)
- MAJOR STEVEN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,119,650; sole dispositive power 0; shared dispositive power 1,119,650; aggregate amount beneficially owned 1,119,650 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Cineverse Corp.
Address of issuer's principal executive offices: 224 W. 35th St., Suite 500 #947, New York, NY 10001 United States

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

* Corsair Capital Partners, L.P. ("Corsair Capital")
* Corsair Capital Partners 100, L.P. ("Corsair 100")
* Corsair Capital Investors, Ltd ("Corsair Investors")
* Corsair Capital Management, L.P. ("Corsair Management")
* Jay R. Petschek ("Mr. Petschek") and
* Steven Major ("Mr. Major")
Address of principal business office or, if none, residence:
The principal business address for each of Corsair Capital, Corsair 100, Corsair Management, Mr. Petschek and Mr. Major is 18 East 48th Street, 20th Floor, New York, NY 10017.

The principal business address for Corsair Investors is M&C Corporate Services Ltd, Box 309, George Town, Cayman Islands KY1-1104.
Citizenship: Each of Corsair Capital, Corsair 100, and Corsair Management is a limited partnership formed under the laws of the State of Delaware. Corsair Investors is an exempted company formed under the laws of the Cayman Islands. Each of Mr. Petschek and Mr. Major is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Collectively, the Reporting Persons beneficially own 1,119,650 shares of Common Stock.

* Corsair Capital individually owns 941,121 shares of Common Stock.
* Corsair 100 individually owns 138,697 shares of Common Stock.
* Corsair Investors individually owns 39,832 shares of Common Stock.
* Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, and Corsair Investors is deemed to beneficially own 1,119,650 shares of Common Stock.
* Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 1,119,650 shares of Common Stock.
* Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 1,119,650 shares of Common Stock.
Percent of class:
Collectively, the Reporting Persons beneficially own 1,119,650 shares of Common Stock,, representing approximately 5.3% of the Issuer's outstanding Common Stock, based on 21,294,866 shares outstanding as of March 17, 2026 as reported in the Issuer's Form S-3, filed with the Securities and Exchange Commission on March 17, 2026.

Corsair Capital's individual ownership of 941,121 shares of Common Stock represents 4.4% of all the outstanding shares of Common Stock.

Corsair 100's individual ownership of 138,697 shares of Common Stock represents 0.7% of all the outstanding shares of Common Stock.

Corsair Investors' individual ownership of 39,832 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

Corsair Management's beneficial ownership of 1,119,650 shares of Common Stock represents 5.3% of all the outstanding shares of Common Stock.

The 1,119,650 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represents 5.3% of all the outstanding shares of Common Stock.

The 1,119,650 shares of Common Stock deemed to be beneficially owned by Mr. Major represents 5.3% of all the outstanding shares of Common Stock.
Sole power to vote or to direct the vote: Not Applicable
Shared power to vote or to direct the vote:
Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 941,121 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 138,697 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote for 39,832 shares of common Stock owned by Corsair Investors
Sole power to dispose or to direct the disposition: Not Applicable
Shared power to dispose or to direct the disposition:
Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 941,121 shares of common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 138,697 shares of common Stock owned by Corsair 100.

Capital Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to dispose or direct the disposition of the 39,832 shares of common Stock owned by Corsair Investors.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 20, 2026.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Corsair Capital Partners, L.P.: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Advisors, L.L.C., its General Partner (05/15/2026)
- Corsair Capital Partners 100, L.P.: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Advisors, L.L.C., its General Partner (05/15/2026)
- Corsair Capital Investors, Ltd: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Management, L.P., Attorney-in-Fact of Corsair Capital Management GP, L.L.C., its General Partner (05/15/2026)
- CORSAIR CAPITAL MANAGEMENT, L.P.: /s/ Jay R. Petschek, Jay R. Petschek, Managing Member of Corsair Capital Management GP, L.L.C., its General Partner (05/15/2026)
- Petschek Jay: /s/ Jay R. Petschek, Jay R. Petschek (05/15/2026)
- MAJOR STEVEN: /s/ Steven Major, Steven Major (05/15/2026)